Mail Stop 4561

March 13, 2008

Peter Walsh
Senior Vice President, Chief
   Financial Officer and Treasurer
Factset Research Systems Inc.
601 Merritt 7
Norwalk, CT 06851

       Re: Factset Research Systems Inc.
              Definitive Proxy Statement on Schedule 14A
              File No. 001-11869

Dear Mr. Walsh:

     We have reviewed your response to our letter dated December 20, 2007 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 20, 2007.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 14

1.   We note your response to prior comment number 8. It remains unclear how the Compensation Committee determined the actual size of the bonus payments and the stock option grants awarded to each of the named executive officers. In this regard, it appears that the Committee considers a variety of factors—including corporate performance targets relating to subscription growth, individual goals and performance, and compensation benchmarking data—in determining the size of bonus payments and options awards. Tell us specifically how the Committee takes each of these factors and any others into account in setting actual incentive compensation levels for each of your named executive officers.

2.   We refer again to prior comment number 8. You state in your response letter that the Compensation Committee concluded that the aggregate compensation approved for each named executive officer fell towards the lower end of the range of compensation offered by your peer companies, and that the total compensation granted to each named executive officer was found to be below the average compensation for each analogous peer executive. In the last paragraph on page 16 of your definitive proxy statement, however, you state that, based on competitive market data, the Committee believes that its total target compensation for named executive officers is highly competitive, and you suggest that there are only "some instances" in which total compensation falls below the 75th percentile for a particular position. Please explain the apparent inconsistencies between your response letter and definitive proxy statement.

3.   Refer to prior comment number 10. Please provide a more detailed analysis justifying the omission of disclosure relating to the performance objectives tied to the company's performance-based option award program. The criteria for applying the exemption is a reasonable showing that disclosure would cause substantial competitive harm. Such a showing is not satisfied by general statements that some harm will occur, such as that made in the last paragraph on page 9 (carrying over onto page 10).

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        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        You may contact Jason Niethamer at 202-551-3855, Chris White at 202-551-3461 or me at 202-551-3730 if you have questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray at 202-551-3483 or Jay Ingram at 202-551-3397.

                                                Sincerely,

                                                Stephen Krikorian
                                                Accounting Branch Chief